                  INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT










                      MANAGEMENT'S DISCUSSION & ANALYSIS
                                    AND
                   CONDENSED QUARTERLY FINANCIAL STATEMENTS
                            DECEMBER 31, 1999

                               (UNAUDITED)

CONTENTS
DECEMBER 31, 1999


MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS    2

FUNDING RESOURCES   3

NEW LOAN AND HEDGING PRODUCTS   3

YEAR 2000   3



IBRD CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET   4

STATEMENT OF INCOME   5

STATEMENT OF COMPREHENSIVE INCOME   6

STATEMENT OF CHANGES IN RETAINED EARNINGS   6

STATEMENT OF CASH FLOWS   7

NOTES TO FINANCIAL STATEMENTS   8

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS   11

                  MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 1999 (FY
1999). IBRD undertakes no obligation to update any forward-looking statements made in such document.

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS

For the three and six months ended December 31, 1999 (second quarter FY 2000), reported net income was $482 million and $899 million, compared with $257 million and $813 million for the respective periods of the prior fiscal year.

Quarter-to-date FY 2000 versus FY 1999

The increase of $225 million in net income for the second quarter of FY 2000, compared to the second quarter of FY 1999 is predominantly attributable to the following:

- An increase in income from loans of $132 million reflects both the impact of an increased average volume of loans outstanding, as well as increased average rates. The higher rates are due to the effect of a greater volume of outstanding Special Structural Adjustment Loans (SSAL), which are priced higher than most other loan instruments, at 400 basis points over LIBOR; as well as higher average rates on the Single Currency Pool Loans (SCP). Reduced interest waivers also contributed to higher income on loans. These increases were partially offset by the reduction in income resulting from the lower volume of higher yielding fixed rate loans.

- A decrease of $91 million in the provision for loan losses expense results from the lower level of net disbursement activity experienced thus far in FY 2000.

The net return on average interest-earning assets for the second quarter of FY 2000 was 1.29%, compared to 0.70% for the second quarter of FY 1999. This increase in the return reflects the higher earnings on loan assets described above, and the effect of a reduced expense for loan loss provisioning. Further improvements in this indicator show the effects of increased investment returns resulting from the relatively higher USD LIBOR rate environment this quarter versus the same period last fiscal year. Additionally, decreasing borrowings costs show the effects of the maturing of higher priced fixed-rate debt, which more than offset any increase in costs resulting from interest rate resets on variable rate debt in an increasing interest rate environment.

Year-to-date FY 2000 versus FY 1999

Year-to-date net income for the six-month period ended December shows an increase of approximately 11%. The fiscal year-to- date net return on average interest earning assets for FY 2000 and FY 1999 was 1.19% and 1.15%, respectively, compared to 1.05% for the fiscal year ended June 30, 1999.

While a comparison of year-to- date returns for FY 2000 and FY 1999 does not reveal a significant change in the net results, certain individual components warrant highlighting:

- Income from cash and investments has declined significantly, by $170 million. This reduction is primarily the result of the one-time gain realized in the first quarter of FY 1999 of $237 million on the liquidation of the held to maturity portfolio. This reduction was partially offset by the slightly higher returns earned on the trading portfolio during FY 2000, as a result of the increasing interest rate environment which allowed opportunities for higher yielding investments, particularly in the USD LIBOR markets. A significant portion of the investment portfolio was held in U.S. dollars during FY2000.

- Borrowing costs increased $137 million; however the average cost of borrowings after swaps decreased 20 basis points, due to the maturity of higher cost debt.

- Loan income, including interest and charges, showed an increase of $299 million. As described in the quarter-to- date discussion, the increased return on loans reflects the full effect of the higher outstanding balance of higher priced SSALs; the effect of SCPs resetting to higher rates for the full six months of FY 2000, versus the partial effect experienced in FY 1999; and the improvement in returns on loans achieved through other changes in loan pricing, including the charging of front-end fees and reduced interest waivers.

- A reduction of $105 million in the amount of provision for loan losses expense, compared to the same period last year, contributed additional net income. This decline reflects the slower pace of disbursements thus far this year.

2  IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS:  DECEMBER 31, 1999

The following are highlights of IBRD's financial performance:

                                                FY 2000      FY 1999      FY 2000      FY 1999      FY 1999
In millions of U.S. dollars                     2nd Qtr      2nd Qtr   Year to Date Year to Date   Full Year
---------------------------------------------------------------------------------------------------------------
  Net interest income                        $      709    $     558      $   1,329    $   1,337   $  2,483
  Average interest-earning assets            $  148,297    $ 145,472      $ 149,956    $ 140,164   $144,138
  Return on average loans                          6.75%        6.59%          6.67%        6.58%      6.58%
  Return on average cash and investments           5.65%        5.02%          5.39%        7.08%      6.01%
  Cost of average borrowings, after swaps          5.74%        5.95%          5.77%        5.97%      5.92%
---------------------------------------------------------------------------------------------------------------

FUNDING RESOURCES

EQUITY

IBRD's subscribed capital at the end of the second quarter of FY 2000 was $188,606 million, of which $11,419 million had been paid in. IBRD's equity also included $17,945 million of retained earnings.

At December 31, 1999 the equity capital-to-loans ratio was 20.53% compared to 20.67% at December 31, 1998.

NEW LOAN AND HEDGING PRODUCTS

On September 1, 1999, IBRD introduced a fixed-spread loan product available for loans for which the invitation to negotiate is issued on or after September 1, 1999. As of December 31, 1999, five fixed-spread loans had been approved totalling $1,693 million equivalent.

In addition to the new loan product, IBRD also plans to begin offering hedging products that would be linked to borrowers' existing IBRD loans, providing them with additional instruments by which to manage currency, interest rate, and on a case- by-case basis, commodity price risks. These hedging products are expected to be available during the third quarter of FY 2000.

YEAR 2000

During this quarter, IBRD continued with its Year 2000 preparations to ensure that any disruptions to the most critical operating systems resulting from the "rollover" would be minimal. In mid-December tests planned for the rollover weekend to check the computing and communications infrastructure, as well as business applications were validated. Beginning on December 30th, full backups of all data and files were initiated and normal business applications processing was suspended. In addition to work at headquarters, extensive preparations were also made to ensure that individual country offices would be able to continue normal operations on the first business day of the new year. All testing was successfully completed as planned and normal business operations resumed as scheduled. To date there has been no indication that any Year 2000 problems have occured within any critical applications.

Thus far, there have been no indications from any borrowers that they have experienced any serious disruptions to national infrastructure or public administration due to Year 2000 problems which would affect their ability to continue to service IBRD loans.

           IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS:  DECEMBER 31, 1999      3

BALANCE SHEET

Expressed in millions of U.S. dollars

                                                                            December 31, 1999   June 30, 1999
                                                                               (Unaudited)
                                                                            ----------------- -----------------
ASSETS
Due from banks                                                                $         700       $         697
Investments-Trading                                                                   25,365              30,345
Securities purchased under resale agreements-Trading                                     --                   6
Nonnegotiable, noninterest-bearing demand obligations on account of
   subscribed capital                                                                  1,784               1,846
Receivable from currency swaps
   Investments-Trading                                                                11,145              11,420
   Borrowings                                                                        72,186              67,592
Loans outstanding-Note B
   Total loans                                                                      167,911             168,600
   Less undisbursed balance                                                          47,535              51,372
                                                                              -------------       -------------
      Loans outstanding                                                             120,376             117,228
   Less accumulated provision for loan losses                                         3,660               3,560
                                                                              -------------       -------------
      Loans outstanding net of accumulated provision                                116,716             113,668
Other assets                                                                          5,332               5,234
                                                                              -------------       -------------
Total assets                                                                  $     233,228       $     230,808
                                                                              =============       =============
LIABILITIES
Borrowings
   Short-term                                                               $         5,785       $       5,328
   Medium- and long-term                                                            107,707             110,411
Securities sold under repurchase agreements and payable for cash
   collateral received-Trading                                                          289                 102
Payable for currency swaps
   Investments-Trading                                                               11,879              11,501
   Borrowings                                                                        73,608              70,484
Payable for Board of Governors-approved transfers-Note C                              1,023                 607
Other liabilities                                                                     4,291               4,354
                                                                              -------------       -------------
      Total liabilities                                                             204,582             202,787
                                                                              -------------       -------------

EQUITY
Capital stock-Authorized (1,581,724 shares-December 31, 1999 and June 30, 1999)
   Subscribed (1,563,443 shares-December 31, 1999; 1,560,243 shares-
      June 30, 1999)                                                                188,606             188,220
   Less uncalled portion of subscriptions                                           177,187             176,825
                                                                              -------------       -------------
                                                                                     11,419              11,395
Amounts to maintain value of currency holdings of paid-in capital stock                (344)               (453)
Payments on account of pending subscriptions                                              7                   7
Retained earnings (see Statement of Changes in Retained Earnings, Note C)            17,945              17,709
Accumulated other comprehensive income-Note D                                          (381)              (637)
                                                                              -------------       -------------
      Total equity                                                                   28,646              28,021
                                                                              -------------       -------------
Total liabilities and equity                                                  $     233,228       $     230,808
                                                                              =============       =============

    The Notes to Financial Statements are an integral part of these Statements.


4     IBRD CONDENSED FINANCIAL STATEMENTS:  DECEMBER 31, 1999

STATEMENT OF INCOME

Expressed in millions of U.S. dollars


                                                                Three Months Ended      Six Months Ended
                                                                    December 31           December 31
                                                                    (Unaudited)           (Unaudited)
                                                              ----------------------- ---------------------
                                                                 1999         1998        1999        1998
                                                              ------------ ---------- ------------ --------
Income
   Loans--Note B                                              $     2,079  $   1,947  $     4,081  $  3,782
   Investments
      Trading                                                         363        360          759       672
      Held-to-maturity                                                 --          --          --       284
   Securities purchased under resale agreements                         5          3            6         9
   Income from Staff Retirement Plan and other                         43         65           86       133
      postretirement benefits plans
   Other                                                               33  $      49           48        56
                                                              ------------ ---------- ------------ --------
        Total income                                                2,523      2,424        4,980     4,936
                                                              ------------ ---------- ------------ --------
Expenses
   Borrowings                                                       1,736      1,747        3,515     3,378
   Securities sold under repurchase agreements and                      2          5            2        32
      payable for cash collateral received
   Administrative                                                     247        266          456       495
   Contributions to special programs                                   32         33           63        63
   Provision for loan losses-Note B                                    24        115           45       150
   Other                                                               --          1           --         5
                                                              ------------ ---------- ------------ --------
        Total expenses                                              2,041      2,167        4,081     4,123
                                                              ------------ ---------- ------------ --------
Net Income                                                    $       482  $     257  $       899  $    813
                                                              ============ ========== ============ ========

    The Notes to Financial Statements are an integral part of these Statements.


                 IBRD CONDENSED FINANCIAL STATEMENTS:  DECEMBER 31, 1999      5

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

                                                    Three Months Ended                  Six Months Ended
                                                        December 31                         December 31
                                                        (Unaudited)                        (Unaudited)
                                              ------------------------------- ---------------------------------
                                                   1999           1998              1999             1998
                                              -------------- ---------------   ---------------- ---------------
 Net income                                   $         482            $257    $         899          $ 813
 Other comprehensive income-Note D
    Currency translation adjustments                   (22)             437              256            812
                                              -------------- ---------------   ---------------- ---------------
 Total other comprehensive income                      (22)             437              256            812
                                              -------------- ---------------   ---------------- ---------------
 Comprehensive income                         $         460            $694    $       1,155         $1,625
                                              ============== ===============   ================ ===============

STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

                                                                                         Six Months
                                                                                     Ended December 31
                                                                                       (Unaudited)
                                                                              -----------------------------
                                                                                  1999             1998
                                                                              --------------   ------------
Retained earnings at beginning of the fiscal year                             $     17,709     $     16,733
   Board of Governors-approved transfers--Note C                                      (663)            (542)
   Net income for the period                                                           899              813
                                                                              --------------   -------------
Retained earnings at end of the period                                        $     17,945     $     17,004
                                                                              ==============   =============

    The Notes to Financial Statements are an integral part of these Statements.


6   IBRD CONDENSED FINANCIAL STATEMENTS:  DECEMBER 31, 1999

STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars




                                                                                     Six Months Ended
                                                                                        December 31
                                                                                        (Unaudited)
                                                                              ------------------------------
                                                                                  1999               1998
                                                                              -----------         ----------
Cash flows from lending and investing activities
   Loans
      Disbursements                                                           $    (6,477)       $    (9,547)
      Principal repayments and prepayments                                          5,094              4,983
   Investments: Held-to-maturity
      Purchases of securities and repayments of securities sold under
        repurchase agreements                                                          --            (13,266)
      Maturities of securities and proceeds from securities sold under
        repurchase agreements                                                          --             13,426
      Proceeds from sale of held-to-maturity portfolio                                 --              1,389
                                                                              -----------         ----------
           Net cash used in lending and investing activities                       (1,383)            (3,015)
                                                                              -----------         ----------
Cash flows used for payments for Board of Governors-approved transfers               (265)                (9)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                    5,988             12,606
      Retirements                                                                 (11,477)            (6,400)
   Net capital stock transactions                                                      76                133
   Other financing activities                                                          97             (1,195)
                                                                              -----------         ----------
           Net cash (used in) provided by financing activities                     (5,316)             5,144
                                                                              -----------         ----------
Cash flows from operating activities
   Net income                                                                         899                813
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization                                                   433                291
      Income from Staff Retirement Plan and other postretirement benefits
        plans                                                                         (86)              (133)
      Provision for loan losses                                                        45                150
      Net changes in other assets and liabilities                                    (110)               196
      Gain on sale of held-to-maturity portfolio                                       --               (237)
                                                                              -----------         ----------
           Net cash provided by operating activities                                1,181              1,080
                                                                              -----------         ----------
Effect on liquid investments due to decrease in net assets associated with
   other postretirement benefits                                                       --                650
Effect of exchange rate changes on unrestricted cash and liquid investments            25                325
                                                                              -----------         ----------
Net (decrease) increase in unrestricted cash and liquid investments                (5,758)             4,175
Unrestricted cash and liquid investments at beginning of the fiscal year           30,122             23,505
                                                                              -----------         ----------
Unrestricted cash and liquid investments at end of the period                 $    24,364         $   27,680
                                                                              ===========         ==========
Composed of
   Investments held in trading portfolio                                           25,365             28,951
   Other                                                                           (1,001)            (1,271)
                                                                              -----------         ----------
                                                                                   24,364             27,680
                                                                              ===========         ==========
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                       $     1,765         $    5,730
      Investments: Held-to-maturity                                                    --                 13
      Borrowings                                                                    2,500              6,243
      Currency swaps-Borrowings                                                    (1,203)            (1,564)


    The Notes to Financial Statements are an integral part of these Statements.

                IBRD CONDENSED FINANCIAL STATEMENTS:  DECEMBER 31, 1999       7

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION


The unaudited condensed financial statements should be read in conjunction with the June 30, 1999 financial statements and the notes included therein. A review of the interim financial information for the six months ended December 31, 1999 and 1998, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

NOTE B--LOANS AND GUARANTEES

FINANCIAL TERMS OF LOANS

Effective September 1, 1999, IBRD introduced fixed-spread loans. These loans have an interest rate based on LIBOR plus a spread that will be fixed for the life of the loan. The spread is currently 55 basis points for U.S. dollar and euro, and 40 basis points for Japanese yen denominated loans. A commitment charge premium of 10 basis points over the standard 75 basis points charged on other IBRD loans will be included for the first four years from the date the commitment charge begins to accrue.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ending June 30, 2000, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers is in effect, except that for new loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A similar waiver was in effect for the fiscal year ended June 30, 1999. For the three and six months ended December 31, 1999, the effect of this waiver was to reduce Net Income by $14 million and $28 million, respectively, compared to $18 million and $72 million, for the respective fiscal year 1999 periods.

A one-year commitment charge waiver of 50 basis points is in effect on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2000. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1999. For the three and six months ended December 31, 1999, the effect of the commitment charge waiver was to reduce Net Income by $57 million and $117 million, respectively, compared to $55 million and $107 million for the respective fiscal year 1999 periods.

OVERDUE AMOUNTS

At December 31, 1999, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At December 31, 1999, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,081 million ($2,053 million--June 30, 1999), of which $1,297 million ($1,249 million--June 30, 1999) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,050 million ($1,011 million--June 30, 1999). If these loans had not been in nonaccrual status, income from loans for the three and six months ended December 31, 1999 would have been higher by $9 million and $27 million, respectively, compared to $17 million and $31 million for the respective fiscal year 1999 periods. A summary of coun tries with loans in nonaccrual status follows:


8  IBRD CONDENSED FINANCIAL STATEMENTS:  DECEMBER 31, 1999


In millions
---------------------------------------------------------------------------------------------------------------
                                                             December 31, 1999
                                              -----------------------------------------------------------------
                                              Principal       Principal, interest    Nonaccrual
Borrower                                      outstanding     and charges overdue    since
---------------------------------------------------------------------------------------------------------------
WITH OVERDUES
   Congo, Democratic Republic of                $      82          $    107          November 1993
   Congo, Republic of                                  68                47          November 1997
   Iraq                                                40                68          December 1990
   Liberia                                            137               291          June 1987
   Sudan                                                3                 2          January 1994
   Syrian Arab Republic                                41               155(a)       February 1987
   Yugoslavia, Federal Republic of (Serbia          1,132             1,677
      and Montenegro)
   Total                                            1,503              2,347         September 1992
WITHOUT OVERDUES
   Bosnia and Herzegovina                             578                 --         September 1992
                                                 ---------          --------
TOTAL                                            $  2,081           $  2,347
                                                 =========          ========
---------------------------------------------------------------------------------------------------------------

a. Represents interest and charges overdue.

During fiscal year 1999 Sudan reached an understanding with IBRD and the International Development Association (IDA) under which Sudan has agreed to make regular monthly payments of $1 million commencing in July 1999. These payments are being applied first to IBRD arrears and then to arrears with IDA.

The average recorded investment in nonaccruing loans during the three and six months ended December 31, 1999 was $2,087 million and $2,078 million, respec tively , compared to $2,125 million and $2,090 million for the respective fiscal year 1999 periods.

During the six months ended December 31, 1999 and 1998, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 1999 and for the fiscal year ended June 30, 1999 are summarized below:

In millions
---------------------------------------------------------
                               December 31      June 30
                            ---------------  ------------
Balance, beginning of
  the fiscal year           $      3,560     $      3,240
Provision for loan losses             45              246
Translation adjustment                55               74
                            ------------     ------------
Balance, end of the
  period                    $      3,660     $      3,560
                            ============     ============
---------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $3,660 million ($3,560 million--June 30, 1999), $700 million is attributable to the nonaccruing loan portfolio at December 31, 1999 ($700 million--June 30, 1999).

GUARANTEES

Guarantees of $2,089 million at December 31, 1999 ($1,973 million--June 30,
1999) were not included in reported loan balances. At December 31, 1999, $485 million of these guarantees were subject to call ($466 million--June 30, 1999).

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At December 31, 1999, IDA had approved credits of $1,625 million ($1,623 million--June 30, 1999) under this program from its inception, of which $1,606 million ($1,604 million--June 30, 1999) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment.

For the six months ended December 31, 1999, loans to two countries individually generated in excess of 10 percent of loan income. Loan income from these two countries was $453 million and $427 million, respectively.


                  IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 1999      9

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at December 31, 1999 and June 30, 1999:


In millions
------------------------------------------------------
                        December 31        June 30
                        ---------------- -----------
Special Reserve          $         293   $       293
General Reserve                 16,109        15,409
Pension Reserve                    549           294
Surplus                             95           195
Unallocated Net Income             899         1,518
                         -------------   -----------
Total                    $      17,945   $    17,709
                         =============   ===========
------------------------------------------------------

On July 29, 1999, the Executive Directors allocated $700 million of the net income earned in the fiscal year ended June 30, 1999 to the General Reserve and $255 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 1999.

On September 30, 1999, the Board of Governors approved the following transfers out of Unallocated Net Income: an amount equivalent to $273 million in SDRs (valued at June 30, 1999) to IDA, $200 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $60 million to the Trust Fund for Gaza and West Bank, and $30 million for capacity building in Africa. In addition, the Board of Governors approved the following transfers out of
Surplus: $75 million in SDRs (valued at June 30, 1999) to IDA and $25 million for emergency rehabilitation assistance for Kosovo. Of the total amount of these transfers by IBRD to IDA ($348 million in SDRs valued at June 30, 1999) $300 million is to be drawn down in fiscal year 2005; the remaining $48 million was transferred in October 1999 as a reimbursement of IDA's share of the fiscal year 1999 cost of implementing the Strategic Compact of IBRD and IDA.

At December 31, 1999, the unpaid balances of all of the above-mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

During December 1999, the Executive Directors approved a resolution recommending that the Board of Governors authorize a transfer out of surplus of $10 million to the Trust Fund for East Timor. This transfer is pending action by the Board of Governors.

NOTE  D--COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 1999 and 1998:


In millions
--------------------------------------------------------
                               Accumulated Other
                            Comprehensive Income(a)
                      ----------------------------------
                            1999              1998
                      ---------------   ----------------
Balance, beginning
  of the fiscal year  $       (637)     $        (960)
Changes from
  period activity              256              812
                      -------------     ----------------
Balance, end of
  the period          $       (381)     $        (148)
                      =============     ================
 -----------------------------------------------------

    a. The total accumulated other comprehensive income represents the cumulative translation adjustment.


10  IBRD CONDENSED FINANCIAL STATEMENTS:  DECEMBER 31, 1999

     DELOITTE TOUCHE
            TOHMATSU
(International Firm)
--------------------                   ----------------------------------------
                                       555 12th Street NW
                                       Washington, DC

President and Board of Governors
   International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 1999, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and six-month periods ended December 31, 1999 and 1998. These financial statements are the responsibility of IBRD's management.

We have conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants.
A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 1999, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 28, 1999, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 1999 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Deloitte Touche Tohmatsu (International Firm)

January 31, 2000

                                 ----------------------------------------------
                                 Beijing London Mexico City Moscow New York Paris Tokyo Toronto


                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                     TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)

                         SEC REPORT--CHANGES IN BORROWINGS
               BORROWINGS (MLT) OCTOBER 01, 1999 THRU DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                    CUR-  EXTERNAL     CURRENCY       US$             SETTLEMENT       MATURITY
BORROWING TYPE DESCRIPTION             TRADE ID     RENCY ID           AMOUNT         EQUIVALENT      DATE             DATE
----------------------------------------------------------------------------------------------------------------------------------
New Borrowings
              MTBOC

Australian Dollar
--------------------------------
BOND/SELL AUD/IBRD/0503AUD05.50        0000004019    AUD                  250,000,000   162,625,000     26-Oct-1999     14-May-2003
BOND/SELL AUD/IBRD/1102AUD05.70        0000004124    AUD  AUD0818GDI01    140,000,000    89,635,000     10-Nov-1999     12-Nov-2002
                                                                                        -----------
Total By Currency                                                                       252,260,000
                                                                                        -----------
Euro Currency
--------------------------------
BOND/SELL EUR/IBRD/1102EURSTR          0000004017    EUR                   50,000,000    52,550,000     04-Nov-1999     04-Nov-2002
                                                                                        -----------
Total By Currency                                                                        52,550,000
                                                                                        -----------
Pound Sterling
--------------------------------
BOND/SELL GBP/IBRD/0621GBP05.40        0000004158    GBP  GBP0735GDI05     75,000,000   120,052,500     07-Dec-1999     07-Jun-2021
BOND/SELL GBP/IBRD/0621GBP05.40        0000004160    GBP  GBP0735GDI06     50,000,000    80,035,000     07-Dec-1999     07-Jun-2021
BOND/SELL GBP/IBRD/1228GBP04.87        0000004164    GBP  GBP0774GDI02     50,000,000    80,035,000     07-Dec-1999     07-Dec-2028
                                                                                        -----------
Total By Currency                                                                       280,122,500
                                                                                        -----------
Japanese Yen
--------------------------------
BOND/SELL JPY/IBRD/1014JPYSTR          0000004013    JPY                1,000,000,000     9,409,108     25-Oct-1999     24-Oct-2014
BOND/SELL JPY/IBRD/1019JPYSTR          0000004014    JPY                1,000,000,000     9,409,108     25-Oct-1999     25-Oct-2019
BOND/SELL JPY/IBRD/1119JPYSTR01        0000004106    JPY                1,000,000,000     9,527,438     08-Nov-1999     08-Nov-2019
BOND/SELL JPY/IBRD/1114JPYSTR          0000004112    JPY                1,500,000,000    14,131,612     10-Nov-1999     10-Nov-2014
BOND/SELL JPY/IBRD/1111JPYSTR          0000004120    JPY                1,500,000,000    14,283,674     15-Nov-1999     15-Nov-2011
BOND/SELL JPY/IBRD/1115JPYSTR          0000004021    JPY                7,000,000,000    66,225,166     18-Nov-1999     17-Nov-2015
BOND/SELL JPY/IBRD/1115JPYSTR          0000004104    JPY                3,000,000,000    28,382,214     18-Nov-1999     17-Nov-2015
BOND/SELL JPY/IBRD/1119JPYSTR02        0000004118    JPY                4,500,000,000    42,573,321     18-Nov-1999     17-Nov-2019
BOND/SELL JPY/IBRD/0914JPYSTR01        0000004154    JPY                1,000,000,000     9,505,252     24-Nov-1999     24-Sep-2014
BOND/SELL JPY/IBRD/1119JPYSTR03        0000004156    JPY                3,000,000,000    28,515,755     24-Nov-1999     24-Nov-2019
BOND/SELL JPY/IBRD/0319JPYSTR          0000004166    JPY  JPY GDIF 176  1,000,000,000     9,721,007     20-Dec-1999     20-Mar-2019
                                                                                        -----------
Total By Currency                                                                       241,683,654
                                                                                        -----------
United States Dollar
--------------------------------
BOND/SELL USD/IBRD/1002USDSTR          0000004011    USD                   60,000,000    60,000,000     18-Oct-1999     18-Oct-2002
BOND/SELL USD/IBRD/1014USDSTR          0000004020    USD  55526IB          30,000,000    30,000,000     25-Oct-1999     27-Oct-2014
BOND/SELL USD/IBRD/1006USDSTR          0000004024    USD                   10,000,000    10,000,000     25-Oct-1999     25-Oct-2006
BOND/SELL USD/IBRD/1106USDSTR          0000004116    USD  SWAPT55601IB     10,000,000    10,000,000     09-Nov-1999     09-Nov-2006
                                                                                        -----------
Total By Currency                                                                       110,000,000
                                                                                        -----------
                                                                                        -----------
 Total                                                                                  936,616,154
                                                                                        -----------

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                     TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)

                         SEC REPORT--CHANGES IN BORROWINGS
               BORROWINGS (MLT) OCTOBER 01, 1999 THRU DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                    CUR-  EXTERNAL     CURRENCY       US$             SETTLEMENT       MATURITY
BORROWING TYPE DESCRIPTION             TRADE ID     RENCY ID           AMOUNT         EQUIVALENT      DATE             DATE
----------------------------------------------------------------------------------------------------------------------------------
Maturing Borrowings
                  MTBOC

Australian Dollar
--------------------------------
BOND/SELL AUD/IBRD/1099AUD07.50        0000000038    AUD  AUD0017MLT01    200,000,000   129,650,000     16-Oct-1995     18-Oct-1999
                                                                                      -------------
Total By Currency                                                                       129,650,000
                                                                                      -------------
Swiss Franc
--------------------------------
BOND/SELL CHF/IBRD/1199CHF06.00        0000000071    CHF  CHF0218MLT01    100,000,000    64,476,611     16-Nov-1989     16-Nov-1999
BOND/SELL CHF/IBRD/1199CHF06.25        0000000078    CHF  CHF0238MLT01    500,000,000   323,394,347     11-Nov-1992     11-Nov-1999
BOND/SELL CHF/IBRD/1099CHF05.50        0000000081    CHF  CHF0243MLT01    200,000,000   133,609,460     27-Oct-1994     27-Oct-1999
                                                                                      -------------
Total By Currency                                                                       521,480,418
                                                                                      -------------
Deutsche Mark
--------------------------------
BOND/SELL DEM/IBRD/1099DEM07.25        0000000125    DEM  DEM0284MLT01  2,000,000,000 1,086,802,025     13-Oct-1994     13-Oct-1999
BOND/SELL DEM/IBRD/1099DEM07.25        0000000126    DEM  DEM0284MLT02    500,000,000   271,700,506     06-Feb-1995     13-Oct-1999
                                                                                      -------------
Total By Currency                                                                     1,358,502,531
                                                                                      -------------
French Franc
--------------------------------
BOND/SELL FRF/IBRD/1199FRF08.13        0000000155    FRF  FRF0009MLT01  1,500,000,000   235,991,079     24-Nov-1992     24-Nov-1999
                                                                                      -------------
Total By Currency                                                                       235,991,079
                                                                                      -------------
Japanese Yen
--------------------------------
BOND/SELL JPY/IBRD/1200JPY02.50        0000000315    JPY  JPY0124MLT01  3,600,000,000    34,980,324     01-Apr-1987     22-Dec-1999
BOND/SELL JPY/IBRD/1199JPY05.70        0000000330    JPY  JPY0151MLT01 65,000,000,000   617,841,357     24-Nov-1987     24-Nov-1999
BOND/SELL JPY/IBRD/1199JPY02.30        0000000320    JPY  JPY0130MLT01  5,000,000,000    47,290,268     21-Dec-1987     22-Nov-1999
BOND/SELL JPY/IBRD/0400JPY02.30        0000000322    JPY  JPY0132MLT01  2,700,000,000    25,247,803     30-Dec-1987     18-Oct-1999
                                                                                      -------------
Total By Currency                                                                       725,359,751
                                                                                      -------------
Netherlands Guilder
--------------------------------
BOND/SELL NLG/IBRD/1000NLG07.25        0000000379    NLG  NLG0075MLT01     20,000,000     9,665,972     15-Oct-1985     14-Oct-1999
BOND/SELL NLG/IBRD/1299NLG07.15        0000000382    NLG  NLG0090MLT01    100,000,000    46,192,557     22-Dec-1987     21-Dec-1999
                                                                                      -------------
Total By Currency                                                                        55,858,529
                                                                                      -------------
New Zealand Dollar
--------------------------------
BOND/SELL NZD/IBRD/1099NZD06.75        0000000405    NZD  NZD0624GMT01    100,000,000    51,055,000     29-Oct-1997     29-Oct-1999
                                                                                      -------------
Total By Currency                                                                        51,055,000
                                                                                      -------------
Polish Zloty
--------------------------------
BOND/SELL PLN/IBRD/1199PLN20.00        0000000419    PLN  PLN0621GDI01    100,000,000    23,253,110     06-Nov-1997     08-Nov-1999
                                                                                      -------------
Total By Currency                                                                        23,253,110
                                                                                      -------------
United States Dollar
--------------------------------
BOND/SELL USD/IBRD/1099USD08.38        0000000521    USD  USD0228MLT01  1,500,000,000 1,500,000,000     04-Oct-1989     01-Oct-1999
BOND/SELL USD/IBRD/1099USDSTR          0000001098    USD  JPY0024GMT01     80,986,320    80,986,320     21-Oct-1996     21-Oct-1999
                                                                                      -------------
Total By Currency                                                                     1,580,986,320
                                                                                      -------------
South African Rand
--------------------------------

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                     TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)

                         SEC REPORT--CHANGES IN BORROWINGS
               BORROWINGS (MLT) OCTOBER 01, 1999 THRU DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                    CUR-  EXTERNAL     CURRENCY       US$             SETTLEMENT       MATURITY
BORROWING TYPE DESCRIPTION             TRADE ID     RENCY ID           AMOUNT         EQUIVALENT      DATE             DATE
----------------------------------------------------------------------------------------------------------------------------------
BOND/SELL ZAR/IBRD/1099ZAR12.31        0000000900    ZAR  ZAR0702GDI01    250,000,000    40,733,198     10-Jun-1998     27-Oct-1999
                                                                                      -------------
Total By Currency                                                                        40,733,198
                                                                                      -------------
                                                                                      -------------
Total                                                                                 4,722,869,935
                                                                                      -------------

              MTBOZ
Australian Dollar
--------------------------------
BOND/SELL AUD/IBRD/1099AUD00.00        0000000037    AUD  AUD0016MLT01     68,000,000    44,081,000     16-Oct-1995     18-Oct-1999
                                                                                      -------------
Total By Currency                                                                        44,081,000
                                                                                      -------------
United States Dollar
--------------------------------
BOND/SELL USD/IBRD/1199USD00.00        0000000741    USD  USD1351COL01         49,000        49,000     16-Nov-1989     16-Nov-1999
BOND/SELL USD/IBRD/1299USD00.002       0000000801    USD  USD1480COL01      1,000,000     1,000,000     21-Nov-1990     01-Dec-1999
BOND/SELL USD/IBRD/1299USD00.001       0000000829    USD  USD1548COL01      1,685,000     1,685,000     28-May-1991     02-Dec-1999
                                                                                      -------------
Total By Currency                                                                         2,734,000
                                                                                      -------------
                                                                                      -------------
Total                                                                                    46,815,000
                                                                                      -------------

                 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                     TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)

                         SEC REPORT--CHANGES IN BORROWINGS
               BORROWINGS (MLT) OCTOBER 01, 1999 THRU DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                    CUR-  EXTERNAL     CURRENCY       US$             SETTLEMENT       MATURITY
BORROWING TYPE DESCRIPTION             TRADE ID     RENCY ID           AMOUNT         EQUIVALENT      DATE             DATE
----------------------------------------------------------------------------------------------------------------------------------

Early Retirement

Early Retirement

MTBOC

United States Dollar
BOND/BUY USD/IBRD/0414USDSTR           0000004114    USD                  100,000,000   100,000,000     29-Oct-1999     30-Apr-2014
BOND/BUY USD/IBRD/0614USDSTR           0000004168    USD                  100,000,000   100,000,000     15-Dec-1999     15-Jun-2014
                                                                                      -------------
Total By Currency                                                                       200,000,000
                                                                                      -------------
                                                                                      -------------
Total                                                                                   200,000,000
                                                                                      -------------